

Mail Stop 4628

September 27, 2017

Via Email
Thomas P. Chambers
Chief Financial Officer
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

> **Re: Kosmos Energy Ltd.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-35167**

Dear Mr. Chambers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

Recent Developments, page 71

1.   We note that a Jubilee facility shutdown of up to 12 weeks may be required during 2017. Provide quantitative disclosure related to the expected impact of this shutdown on your revenues, earnings and cash flows. Refer to Item 303(a) of Regulation S-K and section III.B of SEC Release No. 33-8350.

Results of Operations, page 75

2.   We note your disclosure regarding the Jubilee Field. Tell us why you believe that meets all of the requirements of Item 1204 of Regulation S-K.

3.   We note your disclosure that operating costs and insurance reimbursements related to the turret bearing issue are included as oil and gas production costs. Disclose the amount of insurance recoveries included in your oil and gas production costs. Refer to FASB ASC 225-30-50-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3745 if you have questions regarding the engineering comments.

                                Sincerely,

                                /s/ Brad Skinner for

                                H. Roger Schwall
                                Assistant Director
                                Office of Natural Resources